British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. “Exchange Issuer” means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

  a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
  a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
  income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states “enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage.”

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent’s prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A

1.

Analysis of expenses and deferred costs

Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading “miscellaneous” or “other” in the cost breakdown; the total for “miscellaneous” should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission’s Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff’s view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.	Related party transactions Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.	Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

(a)
summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b)
summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. “employees”,) exercise price and expiry date.

4.	Summary of securities as at the end of the reporting period Provide the following information as at the end of the reporting period:

	(a)	description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
	(b)	number and recorded value for shares issued and outstanding,
	(c)	description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
	(d)	number of shares in each class of shares subject to escrow or pooling agreements.

5.	List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.	General Instructions

	(a)	Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b)
Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c)
For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

	(d)	The discussion must be factual, balanced and non-promotional.
	(e)	Where the discussion relates to a mineral project, as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects,” the disclosure must comply with NI 43-101.

2.

Description of Business

Provide a brief description of the issuer’s business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer’s operations for the current year-to-date period presented in the financial statements. Discuss the issuer’s financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management’s discussion and analysis of the issuer’s operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

	(a)	expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
	(b)	acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
	(c)	acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
	(d)	material write-off or write-down of assets;
	(e)	transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
	(f)	material contracts or commitments;
(g)
material variances between the issuer’s financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

	(h)	material terms of any existing third party investor relations arrangements or contracts including:
		i.	the name of the person;
		ii.	the amount paid during the reporting period; and
		iii.	the services provided during the reporting period;
	(i)	legal proceedings;
	(j)	contingent liabilities;
	(k)	default under debt or other contractual obligations;
(l)
a breach of corporate, securities or other laws, or of an issuer’s listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

	(m)	regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
	(n)	management changes; or
	(o)	special resolutions passed by shareholders.

4.	Subsequent Events Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.	Financings, Principal Purposes and Milestones

	(a)	In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
	(b)	Explain any material variances and the impact, if any, on the issuer’s ability to achieve previously disclosed objectives and milestones.

6.	Liquidity and Solvency Discuss the issuer’s working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
ROCKWELL VENTURES INC.	May 31, 2003	03/10/17

ISSUER'S ADDRESS	1020 - 800 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	B.C.	V6C 2V6	604-684-8094	604-684-6365
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Paul Mann	Controller			604-684-6365
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
info@hdgold.com	www.hdgold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/s/ Jeffery R. Mason	Jeffery R. Mason	YY/MM/DD
03/10/17

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/s/ Ronald W. Thiessen	Ronald W. Thiessen	YY/MM/DD
03/10/17

ROCKWELL VENTURES INC.
ANNUAL REPORT
MAY 31, 2003

SCHEDULE A:            FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B:            SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:

	(a)	Office and administration

Bank charges	$300
Insurance	38,781
Management fees	71,594
Office expenses	17,526
Salaries – administration and support staff	111,273
Telephone and communications	2,607
$242,081

	(b)	Exploration expenses: See Schedule A, note 6

2.	Related party transactions: See Schedule A, note 8

3.	Summary of securities issued and options granted during the period:

	(a)	Summary of securities common shares issued during the period:

					Total		Commission
	Type of		Number of	Price	Proceeds	Type of	Paid
Date of Issue	Security	Type of Issue	Shares	($)	($)	Consideration	($)
August 27, 2002	Common	Private placement	1,037,125	0.20	207,425	Cash	22,531

(b)	Summary of stock warrants issued during the period:

Name of Optionee/Type	Date of Issue	Number of Shares	Exercise Price ($)	Expiry Date
Private placement	August 27,2002	1,037,125	0.22	December 27, 2003

(c)	Summary of stock options granted during the period:

	Name of Optionee/Type	Date of Issue	Number of Shares	Exercise Price ($)	Expiry Date
	Employees/consultants	Dec. 11, 2002	45,000	0.10	December 20, 2004
	Employees/consultants	May 9, 2003	15,000	0.10	May 9, 2005

4.	Summary of securities as at the end of the period:

	(a)	Authorized capital: 200,000,000 common shares without par value
	(b)	Shares issued: 55,199,275 common shares without par value
	(c)	Summary of options, warrants and convertible securities outstanding: See Schedule A, note 7
	(d)	Number of common shares held in escrow: Nil
Number of common shares subject to pooling: Nil

3

ROCKWELL VENTURES INC.
ANNUAL REPORT
MAY 31, 2003

5.	List of directors/officers:	Robert A. Dickinson	Director and Chairman
		Ronald W. Thiessen	Director, President and CEO
		Jeffrey R. Mason	Director and Chief Financial Officer
		Gordon J. Fretwell	Director and Secretary
		Scott D. Cousens	Director
		Douglas B. Silver	Director
		Rene G. Carrier	Director

SCHEDULE C:            MANAGEMENT DISCUSSION AND ANALYSIS

Rockwell Ventures Inc. (“Rockwell” or the “Company”) is a natural resource company engaged in the exploration of mineral properties. The Company holds a 100% interest in the Ricardo Property in the Republic of Chile.

The Ricardo Property is a porphyry copper prospect located near Calama, Chile. The property is situated on the West Fissure, a structural trend that hosts a number of porphyry copper deposits, including Corporación National del Cobre de Chile’s (“Codelco”, Chile’s national mining company) large operation called the Chuquicamata Mine. Rockwell’s wholly-owned subsidiary Minera Ricardo Resources Inc. S.A. ("Minera Ricardo") has obtained a provisory mining easement and has applied for two other easements plus an injunction in an attempt to prevent Codelco from building a housing project and infrastructure over the Company’s mining rights, or alternatively to receive fair compensation from Codelco. Rockwell intends to continue to contact and negotiate with Codelco to resolve the impasse. The Company is optimistic that further exploration work, financed by Rockwell or in conjunction with other partners, will identify one or more deposits on the Ricardo Property.

In fiscal 2004, Rockwell will also seek to acquire a new mineral exploration project, to complement its Ricardo property, with the assistance of Hunter Dickinson Inc. (“HDI”), an experienced exploration and development firm with in-house geologists, engineers, and environmental and financial specialists.

Market Trends

Copper prices have increased in 2003; copper has been trading at over US$0.80/oz since the beginning of September 2003. Prices are expected to continue to increase in 2004 as global economic conditions improve.

Financial review

At May 31, 2003, Rockwell had a working capital deficiency of $134,247, as compared to a positive working capital position of $77,155 at the end of the previous quarter. The Company had 55,199,275 common shares issued and outstanding at the end of the third quarter of fiscal 2003. At the Company’s annual general meeting held in November 2002, shareholders approved an increase in the authorized share capital from 100,000,000 to 200,000,000 common shares without par value.

One of the Company’s current assets at May 31, 2003 was a $70,000 reclamation deposit that was held in trust pursuant to an agreement with Falconbridge Limited (“Falconbridge”) on the Haut Plateau property. The Company terminated its option on the Haut Plateau property during the second quarter of fiscal 2003, and commenced the process to have the deposit released. Subsequent to the year-end, on June 11, 2003, this $70,000 deposit was returned to the Company.

At May 31, 2003, the Company is committed to incur, on a best-efforts basis, $196,721 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.

4

ROCKWELL VENTURES INC.
ANNUAL REPORT
MAY 31, 2003

Management estimates that approximately $600,000 will be needed to maintain its corporate status and assets over the ensuing 12-month period, excluding property activities. Management recognizes that Rockwell must generate additional resources for Rockwell’s operations and exploration activities to continue. If the Company is not successful in obtaining such financing, it will need to curtail its operations.

The Company will endeavour to negotiate a funding arrangement, in the form of an equity purchase, joint venture, loan or some combination thereof, which may be supplemented by a public or private share offering to existing or new shareholders. There can be no certainty as to the outcome of any such arrangement.

Results of Operations

The Company’s operating loss for the year is $854,308, as compared to $1,753,364 in fiscal 2002. Expenses for the year totaled $848,012, a decrease from the $1,785,321 the Company spent in fiscal 2002 when exploration activities were underway for most of the year at the Haut Plateau property, located in Quebec, Canada.

The main expenditures in fiscal 2003 were on exploration and salaries and benefits. Both of these decreased from the previous year. Two areas where expenditures increased were shareholder communications (2003 - $55,519; 2002 - $32,013) and conference and travel (2003 - $34,125; 2002 - $33,883), associated with shareholder communication efforts on the Haut Plateau property early in the fiscal year, and travel to Chile to deal with legal and operational issues related to the Ricardo property.

Of the fiscal 2003 exploration expenditures, $220,340 was spent on the Haut Plateau property and $261,916 was spent on the Ricardo property. Exploration costs for the Ricardo Property were for property fees ($115,987) and site expenses, mainly related to maintaining the office in Chile and legal fees related to easement applications and other legal issues (site activities to date - $180,074). During the third quarter, the Company received a $40,104 payment related to a right-of-way, which was recorded as income on the schedule of exploration expenses (note 7). The costs at Haut Plateau were mainly geological wages ($139,440) for technical staff for ongoing supervision and communication with Falconbridge regarding the project over the course of the 2002 calendar year, but which was billed by HDI in the fourth quarter.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia carries out geological, corporate development, investor services, administrative and management activities, and incurs third party expenses on behalf of the Company on a full cost-recovery basis. In fiscal 2003, Rockwell paid HDI $392,378, as compared to $490,291 in fiscal 2002. During the same period, Rockwell reimbursed Hunter Dickinson Group Inc. $19,375, as compared to $175,250 in fiscal 2002. The Company currently has accounts payable to HDI of $244,914.

Euro-American Capital Corp., a company controlled by a director of the Company, provided management and advisory services to the Company amounting to $43,727 during the fiscal year as compared to $25,352 in fiscal 2002. Also in fiscal 2003, Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company, provided legal services to the Company amounting to $7,026, as compared to $46,379 in the previous year.

5

ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MAY 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Rockwell Ventures Inc.

We have audited the consolidated balance sheets of Rockwell Ventures Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years ended May 31, 2003, 2002 and 2001. These consolidated financial statements, expressed in Canadian dollars, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended May 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"
Vancouver, Canada
Chartered Accountants
August 29, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
- U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 29, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Vancouver, Canada
Chartered Accountants
August 29, 2003

A Member of SC INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at May 31
	2003	2002

ASSETS

Current assets
Cash and equivalents	$18,536	$41,755
Marketable securities (note 5)	8,400	30,000
Amounts receivable and prepaids	24,820	74,336
Reclamation deposit (note 11)	70,000	–
Due from related parties (note 9)	–	451,798
	121,756	597,889

Security deposit (note 6(a))	28,935	–
Reclamation deposit (notes 6(c) and 11)	–	70,000
Mineral property interests (note 6)	46,857	46,857

	$197,548	$714,746

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities
Accounts payable and accrued liabilities	$11,089	$103,787
Due to related parties (note 9)	244,914	–
	256,003	103,787

Shareholders' (deficit) equity
Share capital (note 8)	8,697,652	8,512,758
Deficit	(8,756,107)	(7,901,799)
	(58,455)	610,959
Nature and continuance of operations (note 1)
Subsequent events (note 16)
	$197,548	$714,746

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended May 31
	2003	2002	2001
			As restated
Expenses
Exploration (note 7 and 9)	$482,256	$1,221,271	$3,117,512
Legal, accounting and audit (note 9)	25,297	131,407	275,016
Office and administration	242,081	345,643	517,938
Shareholder communications	55,519	32,013	46,228
Trust and filing	8,734	21,104	14,442
Travel and conferences	34,125	33,883	116,460
	848,012	1,785,321	4,087,596
Other items
Exchange loss (gain)	(12,936)	831	70,762
Gain on sale of subsidiaries (note 2)	–	(30,000)	–
Interest income	(2,368)	(4,086)	(24,483)
Loss on sale of marketable securities	–	1,298	267
Write-down of marketable securities	21,600	–	–
	6,296	(31,957)	46,546

Loss for the year	$(854,308)	$(1,753,364)	$(4,134,142)

Basic and diluted loss per common share	$(0.02)	$(0.04)	$(0.10)

Weighted average number of
common shares outstanding	54,949,229	46,862,339	39,898,315

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Years ended May 31
	2003	2002	2001

Deficit, beginning of year, as restated	$(7,901,799)	$(6,148,435)	$(2,014,293)
Loss for the year	(854,308)	(1,753,364)	(4,134,142)
Deficit, end of year, as restated	$(8,756,107)	$(7,901,799)	$(6,148,435)

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended May 31
	2003	2002	2001
Cash provided by (applied to):			As restated

Operating activities
Loss for the year	$(854,308)	$(1,753,364)	$(4,134,142)
Items not affecting cash
Gain on sale of subsidiaries	–	(30,000)	–
Loss on sale of marketable securities	–	1,298	267
Write-down of marketable securities	21,600	–	–
Changes in non-cash working capital items
Amounts receivable and prepaids	49,516	138,069	(164,359)
Accounts payable and accrued liabilities	(92,698)	(187,401)	98,206
Net cash used in operating activities	(875,890)	(1,831,398)	(4,200,028)

Investing activities
Security deposit	(28,935)	–	–
Reclamation deposit	–	(70,000)	–
Proceeds from sale of marketable securities	–	27,559	101,377
Net cash (used in) provided by investing activities	(28,935)	(42,441)	101,377

Financing activities
Due from/payable to related parties	696,712	(188,445)	(263,353)
Issuance of share capital	184,894	1,529,524	4,033,790
Net cash provided by financing activities	881,606	1,341,079	3,770,437

Decrease in cash and equivalents during the year	(23,219)	(532,760)	(328,214)
Cash and equivalents, beginning of year	41,755	574,515	902,729

Cash and equivalents, end of year	$18,536	$41,755	$574,515

Supplemental disclosure of non-cash investing and financing activities (note 10)

Supplemental disclosure:
Interest paid during the year	$-	$-	$-
Income taxes paid during the year	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the “Company”) is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Chile and have been in Canada and Brazil.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has accumulated losses since inception of $8,756,107 (2002 – $7,901,799, 2001 – $6,148,435) and currently has a working capital deficit of $134,247 (2002 – positive working capital of $494,102). Consequently the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A., and for the year ended May 31, 2001 N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

In March 2000, the Company incorporated two subsidiaries, N3C Resources Inc. (“N3C”) and N4C Resources Inc. (“N4C”) under the laws of the Cayman Islands. Rockwell Mineracao Limitada (“Mineracao”), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. held 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. held the remaining 0.10% of the shares. In January 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc. at a then-fair-value of $0.25 per share, or net proceeds of $30,000 (note 5).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(b)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(c)	Allowance for receivables The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables were recorded by the Company as at May 31, 2003 and 2002.

(d)	Marketable securities Marketable securities are recorded at the lower of cost and quoted market value.

(e)	Reclamation deposits Reclamation deposits are recorded at cost.

(f)

Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold or abandoned or management has determined there to be an impairment in value. These deferred acquisition costs will be amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(g)

Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

(h)	Environmental and reclamation costs Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

(i)

Foreign currency translation

All of the Company’s foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(j)

Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(k)

Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after June 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. If applicable, the Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(l)

Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(m)

Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

At May 31, 2003, a total of 3,921,625 (2002 – 13,556,925; 2001 – 6,042,300) potentially dilutive shares were excluded from the determination of diluted loss per share.

(n)	Comparative figures Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.

CHANGE IN ACCOUNTING POLICY

During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures, pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change was applied retroactively with restatement of all prior periods presented.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

	As a result of the change in accounting policy, adjustments were made to the Consolidated Statements of Operations and Deficit as follows:

	Consolidated Statements of Operations and Deficit
	For the years ended May 31	2002	2001
	Deficit, beginning of year as previously reported	$5,245,773	$907,698
	Exploration costs expensed	902,662	1,106,595
	Deficit, beginning of year as restated	6,148,435	2,014,293
	Loss for the year as previously reported	1,753,364	4,338,075
	Exploration costs expensed	–	(203,933)
	Loss for the year as restated	1,753,364	4,134,142
	Deficit, end of year as restated	$7,901,799	$6,148,435
	Basic and diluted loss per common share as previously reported		$(0.11)
	Effect of change in accounting policy		0.01
	Basic and diluted loss per common share as restated		$(0.10)

5.	MARKETABLE SECURITIES Marketable securities are comprised of the following:

		May 31,	May 31,
		2003	2002
	Carrying value and market value, Geostar Metals Inc.,
	120,000 (2002 – 120,000) common shares	$8,400	$30,000

6.	MINERAL PROPERTY INTERESTS

	Ricardo	Haut Plateau	Pedra Branca
Acquisition Costs	Property	Property	Property	Total

Balance at May 31, 2003 and 2002	$46,857	$–	$–	$46,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

(a)

Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure, as part of a relocation of its workers for its Chuquicamata project, in certain areas of the Ricardo Property. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($28,935) was lodged with the authorities.

The Company continues to maintain the Ricardo Property in good standing.

(b)

Fox River Property, Canada

On June 6, 2001, the Company obtained the right, subject to the fulfillment of certain conditions, to acquire from Hunter Dickinson Group Inc. (“HDGI”), a related party by virtue of certain directors in common, HDGI’s option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property located in Manitoba from Falconbridge Limited (“Falconbridge”). Consideration for the assignment was reimbursement to HDGI of its actual costs as at June 6, 2001 of approximately $800,000 and the issuance to HDGI of 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

On November 15, 2001, due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements, the Company entered into a property reorganization agreement with HDGI and Amarc Resources Ltd. (“Amarc”), both non-arm’s-length parties by virtue of certain directors in common, Amarc took over the Fox River project by assuming exploration costs of approximately $2.5 million incurred by HDGI on its most recent exploration work programs. The Company cancelled the proposed issuance of 2,000,000 share purchase warrants to HDGI and Amarc agreed to issue to the Company up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each $2.5 million of expenditures on the Fox River Property. The initial 200,000 warrants, which were received December 31, 2001, are exercisable at $1.00 until December 31, 2003. On January 10, 2003, Amarc terminated its option on the Fox River Property. Accordingly, there were no further warrants issued or issuable by Amarc relating to this property.

(c)

Haut Plateau Property, Canada

On November 15, 2001, the Company entered into an assignment agreement with HDGI, whereby HDGI agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of a $70,000 reclamation deposit, was to be expended by May 31, 2002, which date was extended and the Company subsequently fulfilled the first year earn-in requirements during the year ended May 31, 2003. Upon the Company earning a 60% interest, a joint venture was to be formed with each party paying its proportionate share of expenses. Falconbridge had a back-in right to convert its 40% interest to a

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

60% interest by completing and funding a positive bankable feasibility study and arranging the financing and requisite completion guarantees for development of a mine.

The Company considered the results from its exploration programs and decided in November 2002 to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. At May 31, 2003 the Company had $70,000 held in trust as a reclamation deposit. Subsequent to the year end, on June 11, 2003 this deposit was returned to the Company (note 11).

(d)

Pedra Branca Property, Brazil

On February 24, 2000, the Company entered into an assignment agreement with HDGI, whereby HDGI assigned its option to earn a 60% interest in the Pedra Branca property to the Company. As part of the agreement, the Company purchased 483,333 units in Altoro Gold Corp. (“Altoro”), through a private placement, for a total cost of $290,000. Each unit was comprised of one common share and one share purchase warrant. As sole consideration for HDGI's assignment of the option, the Company transferred to HDGI the benefit of the share purchase warrants in Altoro. To acquire its 60% interest, the Company was required to expend a total of US$7 million on the Pedra Branca Project within four years; and issue a minimum of 500,000 shares of the Company to Altoro, having a minimum value of US$500,000, over four years.

As at May 31, 2001, the Company had disbursed US$90,000 and issued to Altoro 125,433 common shares, at a deemed value of US$50,000 for the option payment. Subsequently, the Company curtailed drilling due to unsatisfactory results. Accordingly, the Company decided not to exercise its option to acquire an interest in the Pedra Branca property and expensed all related costs.

7.	EXPLORATION EXPENSES

				Total	Total
	Ricardo	Haut Plateau	Branca	May 31	May 31
	Property	Property	Property	2003	2002

Assay and analysis	$–	$9,875	$–	$9,875	$40,112
Drilling	–	–	–	–	292,046
Engineering	–	8,963	–	8,963	26,705
Geological	5,760	139,440	–	145,200	313,427
Graphics	–	21,500	–	21,500	18,223
Helicopter/fixed wing	–	–	–	–	97,783
Property fees/assessments	115,987	8,238	–	124,225	186,433
Right of way income	(40,104)	–	–	(40,104)	–
Site activities	180,074	32,324	–	212,398	204,215
Travel and accommodation	199	–	–	199	42,327
Incurred during the year	261,916	220,340		482,256	1,221,271
Cumulative exploration
expenses, beginning of year	1,230,367	902,291	3,343,069	5,475,727	4,254,456

Cumulative exploration
expenses, end of year	$1,492,283	$1,122,631	$3,343,069	$5,957,983	$5,475,727

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

				Total	Total
	Ricardo	Haut Plateau	Branca	May 31	May 31
	Property	Property	Property	2002	2001

Assay and analysis	$–	$36,137	$3,975	$40,112	$331,760
Drilling	–	292,046	–	292,046	206,611
Engineering	23,502	2,778	425	26,705	48,349
Geological	5,676	304,734	3,017	313,427	1,394,594
Graphics	–	18,223	–	18,223	179,507
Helicopter/fixed wing	–	97,783	–	97,783	–
Option payments	–	–	–	–	148,893
Property fees/assessments	110,066	76,367	–	186,433	170,250
Site activities	105,388	49,499	49,328	204,215	375,642
Travel and accommodation	220	24,724	17,383	42,327	261,906
Incurred during the year	244,852	902,291	74,128	1,221,271	3,117,512
Cumulative exploration
expenses, beginning of year	985,515	–	3,268,941	4,254,456	1,136,944

Cumulative exploration
expenses, end of year	$1,230,367	$902,291	$3,343,069	$5,475,727	$4,254,456

8.	SHARE CAPITAL

(a)

Authorized share capital

The Company's authorized share capital consists of 200,000,000 (2002 – 100,000,000) common shares, without par value.

At the Company's annual general meeting held in November 2002, shareholders approved an increase in the authorized share capital of the Company, from 100,000,000 to 200,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance May 31, 2000		37,399,936	$2,949,444
Acquisition of mineral property (note 6(d))		125,433	73,893
Private placement October 2000 (net of issue costs)	$0.65	4,519,231	2,735,672
Private placement March 2001 (net of issue costs)	$0.75	1,728,300	1,224,225
Balance May 31, 2001		43,772,900	6,983,234
Private placement January 2002 (net of issue costs)	$0.16	6,545,500	979,407
Private placement April 2002 (net of issue costs)	$0.16	3,843,750	550,117
Balance May 31, 2002		54,162,150	8,512,758
Private placement August 2002 (net of issue costs)	$0.20	1,037,125	184,894
Balance May 31 2003		55,199,275	$8,697,652

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

On August 27, 2002, the Company completed a $207,425 private placement of 1,037,125 units at a price of $0.20 per unit. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days if the closing price of the Company’s shares, as traded on the TSX Venture Exchange over a ten consecutive day period, is greater than or equal to $0.33.

(c)

Share purchase options

The Company does not have a formal stock option plan but follows the policies of the TSX-V under which it is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. Under the policies, the exercise price of each option equals or exceeds the market price of the Company's stock as calculated on the date of grant. The options are for a maximum term of five years.

The continuity of share purchase options for the year ended May 31, 2003 is:

	Exercise	May 31				May 31
Expiry date	Price	2002	Granted	Exercised	Expired	2003
February 20, 2003	$0.60	15,000	–	–	(15,000)	–
May 30, 2003	$0.16	1,113,000	–	–	(1,113,000)	–
June 11, 2003	$0.16	27,000	–	–	–	27,000
November 21, 2003	$0.16	100,000	–	–	–	100,000
December 20, 2004	$0.10	–	45,000	–	–	45,000
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 9, 2005	$0.10	–	15,000	–	–	15,000
		1,305,000	60,000	–	(1,128,000)	237,000

Weighted average exercise price		$0.17	$0.10	$–	$0.17	$0.14
Weighted average fair value of options granted during the year						$0.001

As at May 31, 2003, 195,000 of these options had vested with employees and consultants.

Subsequent to May 31, 2003, 27,000 share purchase options expired unexercised.

Stock-based compensation

During the year ended May 31, 2003, the Company granted 60,000 share purchase options to non-employees. The exercise prices of all share purchase options granted during the year were equal to $0.10 and the market prices at the grant dates was $0.04. The compensation costs based on the fair value method of the share purchase options at the grant date using an option pricing model was immaterial and accordingly, no pro-forma results are presented.

The weighted-average assumptions used to estimate the fair value of options granted during the year were:

Risk free interest rate	3%
Expected life	2.02 years
Expected volatility	50%
Expected dividends	nil

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

The continuity of share purchase options for the year ended May 31, 2002 is as follows:

	Exercise	May 31,			Expired/	May 31,
Expiry date	Price	2001	Granted	Exercised	Cancelled	2002

November 15, 2001	$0.32	200,000	-	-	(200,000)	-
May 30, 2003 (i)	0.16	300,000	-	-	-	300,000
April 6, 2005 (ii)	0.16	35,000	15,000	-	-	50,000
May 30, 2002	0.60	25,000	-	-	(25,000)	-
May 30, 2003 (iii)	0.16	837,000	-	-	(154,000)	683,000
May 30, 2003 (iv)	0.16	135,000	-	-	(60,000)	75,000
February 20, 2003	0.60	15,000	-	-	-	15,000
May 30, 2003 (v)	0.16	52,000	-	-	(12,000)	40,000
May 30, 2003 (vi)	0.16	15,000	-	-	-	15,000
June 11, 2003 (vii)	0.16	-	27,000	-	-	27,000
November 21, 2003	0.16	-	100,000	-	-	100,000
		1,614,000	142,000	-	(451,000)	1,305,000

Weighted average exercise price		$0.19	$0.16	$-	$0.26	$0.17
Weighted average fair value of options granted during the year						$0.12

(i)	The Company amended the exercise price of 300,000 options from their original price of $0.32 to $0.16 and extended the expiry date from their original date of March 2, 2003 to May 30, 2003.

(ii)	The Company amended the exercise price of 35,000 options from their original price of $0.43 to $0.16.

(iii)	The Company amended the exercise price of 683,000 options from their original price of $0.60 to $0.16 and extended the expiry date from their original date of May 30, 2002 to May 30, 2003.

(iv)	The Company amended the exercise price of 75,000 options from their original price of $0.60 to $0.16 and extended the expiry date from their original date of December 6, 2002 to May 30, 2003.

(v)	The Company amended the exercise price of 40,000 options from their original price of $0.60 to $0.16 and extended the expiry date from their original date of February 20, 2003 to May 30, 2003.

(vi)	The Company amended the exercise price of 15,000 options from their original price of $0.74 to $0.16 and extended the expiry date from their original date of March 10, 2003 to May 30, 2003.

(vii)	The Company amended the exercise price of 27,000 options from their original price of $0.40 to $0.16.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

	The continuity of share purchase options for the year ended May 31, 2001 is as follows:

		Exercise	May 31				May 31
	Expiry date	Price	2000	Granted	Exercised	Expired	2001
	November 15, 2001	$0.32	200,000	–	–		200,000
	May 30, 2002	$0.60	–	961,000	–	(99,000)	862,000
	December 6, 2002	$0.60	–	165,000	–	(30,000)	135,000
	February 20, 2003	$0.60	–	67,000	–	–	67,000
	March 2, 2003	$0.32	300,000	–	–	–	300,000
	March 10, 2003	$0.74	–	15,000	–	–	15,000
	April 6, 2005	$0.43	35,000	–	–	–	35,000
			535,000	1,208,000	–	(129,000)	1,614,000

	Weighted average exercise price		$0.33	$0.60	$–	$0.60	$0.51
	Weighted average fair value of options granted during the year						$0.40

(d)	Share purchase warrants The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2003 is:

	Exercise	May 31	Issued	Exercised	Expired	May 31
Expiry date	Price	2002				2003
January 4, 2003	$0.16	6,398,000	–	–	(6,398,000)	–
March 9, 2003	$0.35	1,123,600	–	–	(1,123,600)	–
March 9, 2003	$0.80	604,700	–	–	(604,700)	–
April 19, 2003	$0.16	1,478,125	–	–	(1,478,125)	–
July 4, 2003 (i)	$0.16	147,500	–	–	–	147,500
October 19, 2003	$0.16	2,500,000	–	–	–	2,500,000
December 27, 2003	$0.22	–	1,037,125	–	–	1,037,125
		12,251,925	1,037,125	–	(9,604,425)	3,684,625

Weighted average exercise price		$0.21	$0.22	$–	$0.22	$0.18

(i)	Subsequent to the year end, these share purchase warrants expired unexercised.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

	The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2002 is:

		Exercise	May 31				May 31
	Expiry date	Price	2001	Issued	Exercised	Expired	2002
	April 22, 2002	$0.35	1,872,500	–	–	(1,872,500)	–
	April 22, 2002	$0.65	827,500	–	–	(827,500)	–
	January 4, 2003	$0.16	–	6,398,000	–	–	6,398,000
	March 9, 2003	$0.35	1,123,600	–	–	–	1,123,600
	March 9, 2003	$0.80	604,700	–	–	–	604,700
	April 19, 2003	$0.16	–	1,478,125	–	–	1,478,125
	July 4, 2003	$0.16	–	147,500	–	–	147,500
	October 19, 2003	$0.16	–	2,500,000	–	–	2,500,000
			4,428,300	10,523,625	–	(2,700,000)	12,251,925

	Weighted average exercise price		$0.47	$0.16	$–	$0.44	$0.21

9.	RELATED PARTY TRANSACTIONS AND BALANCES

	Years ended May 31
Transactions	2003	2002	2001
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$392,378	$490,291	$1,650,658
Hunter Dickinson Group Inc. (b)	19,375	175,250	–
Gordon J. Fretwell Law Corporation (c)	7,026	46,379	88,773
Euro-American Capital Corporation (d)	43,727	25,352	73,670

	Years ended May 31
Balances receivable (payable)	2003	2002
Exploration advance balances receivable
from (payable to) a related party
Hunter Dickinson Inc. (a)	$(244,914)	$451,798

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from Hunter Dickinson Inc. have arisen, in the normal course, due to in-progress and near-term planned exploration work primarily on the Company’s exploration properties. There are no specific terms of repayment.

(b)	Hunter Dickinson Group Inc. (“HDGI”), is a private company with certain directors in common, that provides consulting services at market rates to the Company.

(c)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

	(d)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

10.

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no significant non-cash transactions during the year May 31, 2003.

Significant non-cash transaction during the year ended May 31, 2002 consisted of the Compay receiving 120,000 common shares from Geostar Metals Inc., at a value of $30,000, as consideration for the sale of its subsidiaries as described in note 2.

Significant non-cash transactions during the year ended May 31, 2001, consisted of the Company issuing 125,433 common shares, with an agreed value of US$50,000 as partial payment of the first option payment to Altoro Gold Corp. (note 6(d)).

11.

RECLAMATION DEPOSIT

In May 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Haut Plateau Property (note 6(c)). On November 22, 2002, the Company terminated the option with Falconbridge on the Haut Plateau property. The reclamation deposit of $70,000 was returned to the Company subsequent to year end.

12.	INCOME TAXES A reconciliation of income taxes calculated at applicable statutory rates is as follows:

	Years ended May 31
	2003	2002	2001

Loss for the year	$(854,308)	$(1,753,364)	$(4,134,142)

Expected income tax recovery	$(321,220)	$(746,933)	$(1,843,827)
Exploration not deducted for tax purposes	181,328	520,261	1,390,410
Non-deductible amounts	8,122	(12,227)	119
Deductible expenses	(47,670)	(52,090)	(42,694)
Unrecognized benefit of net operating losses
carried forward	179,440	290,989	495,992

Net income tax recovery	$–	$–	$–

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

The significant component of the Company’s future tax assets are as follows:

	2003	2002	2001

Net operating loss carry forwards	1,000,000	$938,200	$832,000
Cumulative exploration and development expenses	1,345,700	1,226,300	1,326,600
Other	77,900	123,300	128,000
	2,423,600	2,287,800	2,286,600
Less: valuation allowance	(2,423,600)	(2,287,800)	(2,286,600)

Net future tax assets	$–	$–	$–

The Company has available for deduction against future taxable income non-capital losses of approximately $2,785,000 (2002 – $2,369,000, 2001 – $1,955,000). These losses, if not utilized, will expire in various years ranging from 2004 to 2010. Subject to certain restrictions, the Company also has resource expenditures, net of flow-through financing renounced to shareholders, of approximately $3,600,000 available to reduce taxable income in future years.

13.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, reclamation deposit, security deposit, accounts payable and accrued liabilities and due from and to related party. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

14.	COMMITMENT At May 31, 2003, the Company is committed to incur, on a best-efforts basis, $196,721 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration sector. The Company's mining operations are centralized whereby the Company's head office is responsible for the exploration results and to provide support in addressing local and regional issues. The Company's operations are therefore segmented on a geographic basis. The Company's resource properties are significantly located in Canada and in Chile and formerly in Brazil.

	2003	2002	2001
Loss for the year
Canada	$605,570	$1,434,384	$1,016,630
Chile	248,738	244,852	367,668
Brazil	-	74,128	2,749,844
	$854,308	$1,753,364	$4,134,142

Identifiable assets
Canada	$97,014	$646,746
Chile	100,534	68,000

	$197,548	$714,746

16.	SUBSEQUENT EVENTS Subsequent to the year end, the Company

	(a)	granted subject to regulatory approval, 30,000 share purchase options at $0.10 per share exercisable until July 24, 2005

	(b)	received the reclamation deposit in the amount of $70,000 (note 11).

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounts principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) and in SEC Regulation S-X are described and quantified below.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

		2003			2002
	Balance,		Balance,	Balance,		Balance,
	Canadian		United States	Canadian		United States
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$121,756	$–	$121,756	$597,889	$7,200	$605,089
Security deposit	28,935	–	28,935	–	–	–
Reclamation deposit	–	–	–	70,000	–	70,000
Mineral property	46,857	(46,857)	–	46,857	(46,857)	–

	$197,548	$(46,857)	$150,691	$714,746	$(39,657)	$675,089

Current liabilities	$256,003	$–	$256,003	$103,787	$–	$103,787
Stockholders'
(deficit) equity	(58,455)	(46,857)	(105,312)	610,959	(39,657)	571,302
	$197,548	$(46,857)	$150,691	$714,746	$(39,657)	$675,089

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2003	2002	2001
Loss for the year, Canadian GAAP	$(854,308)	$(1,753,364)	$(4,134,142)
Adjustments:
Mineral properties	–	–	(46,857)
Compensation expense on granting stock options	–	(205,540)	(252,852)
Unrealized gain (loss) in marketable securities	(7,200)	7,200	–

Loss for the year, United States GAAP	$(861,508)	$(1,951,704)	$(4,433,851)

Basic and diluted loss per share, United States GAAP	$(0.02)	$(0.04)	$(0.11)

Weighted average number of common shares outstanding,
United States GAAP	54,949,229	46,862,339	39,898,315

The adjustments recorded under United States GAAP on the Consolidated Balance Sheets and Consolidated Statements of Operations and Deficit have no effect on the cash flows under United States GAAP.

Mineral properties and deferred exploration costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, may be carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties or deems there to have been an impairment in value. The Company has chosen to expense its exploration and option costs. Under United States GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for mineral properties and deferred exploration costs for the year ended May 31, 2003.

Stock-based compensation

Under United States GAAP, Statement of Financial Accounting Standard No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) permits the measurement of compensation cost for stock options as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. The Company has chosen to account for stock based compensation under SFAS 123.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended May 31, 2002 and 2001. New accounting and disclosure standards were introduced under Canadian GAAP (note 3 and note 8) for the fiscal year ending May 31, 2003. The Company has chosen the intrinsic value method for Canadian GAAP and the fair value method for the United States GAAP. Accordingly, there is a difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation. For the year ended May 31, 2003 there is no stock-based compensation recorded as the fair value of stock options issued during the year was immaterial.

In calculating compensation expense on granting stock options for 2002 and 2001, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the year using the following key assumptions:

	2002	2001
Risk free interest rate	4.700%	5.450%
Expected life	2 years	2 years
Expected volatility	139%	119%
Expected dividends	–	–

Marketable securities

Under Canadian GAAP purposes, short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and are only written-down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes the Company's investment in marketable securities have been classified as trading securities. Under SFAS 115, there would have been an unrealized loss of $7,200 (2002 – unrealized gain of $7,200; 2001 - $nil) in the Company’s investment in marketable securities.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the year ended May 31, 2003 (Expressed in Canadian Dollars)

Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.